Buenos Aires, November 8th, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on August 13th, 14th, 15th, 19th, 20th, 21st, 22nd, 23rd, 26th, 27th, 28th, 29th and 30th; September 3rd, 4th, 9th, 11th and 13th; October 17th, 18th, 21st, 22nd, 23rd, 24th, 25th, 28th, 29th, 30th and 31st 2019 and November 1st, 6th and 7th in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on August 12th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on the date hereof, 46,514 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
11-08-19	46,514	14.582200	678,276	Invertir en Bolsa S.A.

Finally, the Company communicates that with the purchase informed hereby, the plan approved by the Board of Directors on its meeting held on August 12th, 2019 is completed and therefore considered finished.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations